June 15, 2009

United States Securities and Exchange Commission

Washington, D.C. 20549

Submitted Electronically with Copy to Staff

Re:       Good Times Restaurants, Inc.

            Form 10-KSB for the year ended September 30, 2008

            Filed December 29, 2008

            File No. 0-18590

Good Times Restaurants, Inc. (the "Company", "we", "our" or "us") has received your letter dated June 2, 2009 containing comments on the Company's response to your letter dated April 6, 2009. This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth the Commission's comments in bold below, with the Company's response following each comment.

Form 10-KSB for the year ended September 30, 2008

Consolidated Balance Sheets,

1.      We have reviewed your response to our prior comment numbers 1 and 2 and even though you indicate that you completed an updated impairment analysis, you have not provided the requested information. In addition, we note from the Form 10Q for the quarter March 31, 2009 that the Company's restaurant sales and franchise revenues continue to decline. As indicated in our previous comments 1 and 2, please provide us with your impairment analysis and clearly explain in detail your assumptions for your cash flow projections. As part of your response supplementally explain how any projections regarding revenue and cost increases that have entered into your cash flow projections compared with actual results experienced in the two most recent quarters. We may have further comment upon review of your response.

We have completed an updated impairment analysis with regards to our long-lived assets as of December 31, 2008. We analyzed all individual restaurants' cash flows on a trailing twelve month basis and the results showed positive cash flow for all restaurants, with the exception of one restaurant. The positive cash flow forms the basis of for our projections to compare undiscounted future cash flows with the assets' carrying values as required by SFAS 144.  Historically all of our restaurants have shown positive cash flow and combined with our projections in the impairment analysis, all of the restaurants' cash flows will fully recover their asset values. Our cash flow projection assumptions and actual results for the two most recent quarters were as follows:

•         For the six months ended March 31, 2009 we projected our restaurant sales to be 14.9% below the same prior year period, actual restaurant sales for the period ended March 31, 2009 were 14.1% below the same prior year period.

•         Food and packaging costs for the six months ended March 31, 2009 were projected to be 33.1% of restaurant sales, compared to 31.1% in the same prior year period. Actual food and packaging costs for the six months ended March 31, 2009 were 33.5% of restaurant sales.

United States Securities and Exchange Commission

June 15, 2009

•         Payroll, occupancy and other operating costs for the six months ended March 31, 2009 were projected with minimal increases due to cost saving programs implemented during the current fiscal year. Our actual payroll, occupancy and other restaurant operating costs for the six months ended March 31, 2009 were $37,000 (1.5%) over our projections.

•         The aggregate variance of our actual restaurant level cash flow for the six months ended March 31, 2009 was approximately $60,000 below our projections, which did not have a material effect on the analysis of any individual restaurant's cash flow for impairment purposes.

•         Cash flow projections for subsequent years' were based on annual sales increases of 3% and corresponding cost increases of 1% each year. The 3% annual sales increase was used as we began comparing to double digit declines in late fiscal '08 and early fiscal '09.

In regards to the one restaurant that showed a small ($10,000) negative cash flow for the trailing twelve months, it was the first time this location's annual cash flow was negative and our analysis includes projections of positive cash flow that will recover its asset value. We own the equipment and improvements only of this particular restaurant and the net book value of those assets is approximately $270,000.

2.      Based on your response to our prior comment 2, you stated that you have expanded your critical accounting policies discussion to explain the methods and significant assumptions that were used in preparing your impairment analysis with regards to your long-lived assets. However, based on our review of Form 10Q for the period ended March 31, 2009, we were unable to locate your revised disclosures. Please provide us with the proposed disclosure to be included in future filings in response to our prior comment number 2. As part of this disclosure, please indicate that any impairment evaluations are performed on a restaurant by restaurant basis, and indicate that if individual restaurants are required to recognize an impairment charge, it will be appropriately recognized at the restaurant level. We may have further comment upon reviewing your response and your proposed disclosure.

We expanded our critical accounting policies discussion in our Form 10Q for the period ended March 31, 2009. Please refer to Note 8. Impairment of Long-Lived Assets which reads as follows:

"The Company reviews its long-lived assets in accordance with SFAS No. 144, including land, property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the capitalized costs of the assets to the future undiscounted net cash flows expected to be generated by the assets and the expected cash flows are based on recent historical cash flows at the restaurant level (the lowest level that cash flows can be determined). If the assets are determined to be impaired, the amount of impairment recognized is the amount by which the carrying amount of the assets exceeds their fair value. Fair value is determined using forecasted cash flows discounted using an estimated average cost of capital. To date we have not written down any assets due to impairment, however if we continue to experience declining restaurant sales an asset impairment may materially affect future operating results."

Our proposed disclosure for future filings is as follows:

The Company reviews its long-lived assets in accordance with SFAS No. 144, including land, property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the capitalized costs of the assets to the future undiscounted net cash flows expected to be generated by the assets and the expected cash flows are based on recent historical cash flows at the restaurant level (the lowest level that cash flows can be determined).

United States Securities and Exchange Commission

June 15, 2009

The analysis is performed on a restaurant by restaurant basis. Assumptions used in preparing expected cash flows were as follows: 1) restaurant sales are projected to increase at the rate of 3% annually and 2) restaurant level costs are projected to increase at the rate of 1% annually.

To date we have not written down any assets due to impairment, however if we continue to experience declining restaurant sales, an asset impairment may materially affect future operating results. If the assets are determined to be impaired, the amount of impairment recognized is the amount by which the carrying amount of the assets exceeds their fair value. Fair value would be determined using forecasted cash flows discounted using an estimated average cost of capital and the impairment charge would be recognized at the restaurant level.

In connection with our response to your comments, we acknowledge that:

•         the Company and its management  is responsible for the adequacy and accuracy of the disclosure in our filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1411 or Sue Knutson at 303-384-1424.

Sincerely,

/s/ Boyd E. Hoback

Boyd E. Hoback

President and CEO

Good Times Restaurants Inc.

cc:        Linda Cvrkel, Branch Chief

                                                                   Effie Simpson